FLOWCO HOLDINGS INC.

1300 Post Oak Blvd., Suite 450

Houston, Texas 77056

February 6, 2026

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attention: Jan Woo

Re: Flowco Holdings Inc.

Registration Statement on Form S-3

Filed February 4, 2026

File No. 333-293202

Dear Ms. Woo:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Flowco Holdings Inc. (the “Company”), hereby requests that the effective date of the Company’s Registration Statement on Form S-3, Registration Number 333-293202 (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 12:00 P.M., Washington, D.C. time, on February 10, 2025, or as soon thereafter as practicable or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission.

We would appreciate it if, as soon as the Registration Statement is declared effective, you would so inform David Buck of Sidley Austin LLP at (713) 495-4521 or John Stribling of Sidley Austin LLP at (713) 495-4673.

Very truly yours,

/s/ Joseph R. Edwards

Joseph R. Edwards

President and Chief Executive Officer

cc: David C. Buck, Sidley Austin LLP

John W. Stribling, Sidley Austin LLP